UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 15*)

TeleTech Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

879939 10 6

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879939 10 6		13G/A

1	Names of Reporting Persons Kenneth D. Tuchman

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 32,120,183(1)

	6	Shared Voting Power 10,000(2)

	7	Sole Dispositive Power 32,120,183(1)

	8	Shared Dispositive Power 10,000(2)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 32,130,183

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 58.9%(3)

12	Type of Reporting Person (See Instructions) IN

(1) Includes 14,766,806 shares held by a limited liability limited partnership controlled by Mr. Tuchman, 10,000,000 shares held by a revocable trust controlled by Mr. Tuchman, 200,000 shares held by another limited liability limited partnership controlled by Mr. Tuchman and 800,000 shares subject to options exercisable within 60 days.

(2) Consists of 10,000 shares owned by Mr. Tuchman’s spouse. Mr. Tuchman disclaims beneficial ownership of all shares set forth in this footnote.

(3) Based upon 53,714,715 shares outstanding as of November 7, 2012 as set forth in the Quarterly Report on Form 10-Q of TeleTech Holdings, Inc. for the quarter ended September 30, 2012 and filed with the Securities and Exchange Commission on November 7, 2012.

CUSIP No. 879939 10 6	13G/A

Item 1(a)	Name of Issuer: TeleTech Holdings, Inc. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices: 9197 S. Peoria Street, Englewood, CO 80112

Item 2(a)	Name of Person Filing: This Amendment No. 15 to Schedule 13G is being filed by Kenneth D. Tuchman
Item 2(b)	Address of Principal Business Office or, if none, Residence: The principal business address of Mr. Tuchman is 9197 S. Peoria Street, Englewood, CO 80112
Item 2(c)	Citizenship: Mr. Tuchman is a citizen of the United States of America
Item 2(d)	Title of Class of Securities: Common Stock, par value $.01 per share
Item 2(e)	CUSIP Number: 879939 10 6

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. 879939 10 6	13G/A

Item 4.	Ownership
(a) Amount beneficially owned: Amount beneficially owned: 32,130,183
(b) Percent of class: Percent of class: 58.9%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 32,120,183
(ii) Shared power to vote or to direct the vote 10,000
(iii) Sole power to dispose or direct the disposition of 32,120,183
(iv) Shared power to dispose or to direct the disposition of 10,000

Item 5.	Ownership of Five Percent or Less of a Class

If this statement if being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable.

Item 8.	Identification and Classification of Members of the Group
Not Applicable.

Item 9.	Notice of Dissolution of Group
Not Applicable.

CUSIP No. 879939 10 6	13G/A

Item 10.	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 2013

Signature:	/s/ Kenneth D. Tuchman
Kenneth D. Tuchman